FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                No                 X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                No                 X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                                No                 X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Preview of Income Statement for the fourth quarter of 2006

2.	Presentation, dated February 27, 2007 entitled “2006 Full Year Preliminary Results”

3.	Press Release, dated February 27, 2007, announcing financial results for January-December 2006

Item 1

Preview of income statement for fourth quarter 2006

Net income in the year reaches Eu3,124 million

Unaudited figures (IFRS)

4Q 2005	3Q 2006	4Q 2006	% Variation 4Q06/4Q05	FOURTH QUARTER 2006 RESULTS	Jan-Dec 2005	Jan-Dec 2006	% Variation 06/05
REPORTED EARNINGS (Million euro)

1,361	1,772	845	-37.9	INCOME FROM OPERATIONS	6,161	5,911	-4.1
549	869	473	-13.8	NET INCOME	3,120	3,124	0.1

PROFORMA INDICATORS (Million euro)

1,832	1,616	974	-46.8	ADJUSTED OPERATING INCOME	6,694	5,776	-13.7
998	844	547	-45.2	ADJUSTED NET INCOME	3,525	3,092	-12.3

EARNINGS PER SHARE

0.45	0.71	0.39	-13.8	Euro per share	2.56	2.56	0.1
0.53	0.90	0.51	-3.8	Dollars per share	3.03	3.37	11.2

FOURTH QUARTER 2006 HIGHLIGHTS

•

Income from operations in fourth quarter 2006 was Eu845 million. This year-on-year drop, despite higher oil prices, with the exception of Argentina, is due to several factors, including increased taxes, exploration costs, and rising costs throughout the industry. Results were also affected by the evolution of refining margins due to the stock losses and the depreciation of the dollar against the euro. Excluding non-recurring items, adjusted operating income was Eu974 million. EBITDA was Eu1,918 million, 22.5% less than in fourth quarter 2005, and earnings per share were Eu0.39.

•	Net income in the fourth quarter was Eu473 million. Excluding non-recurring items, adjusted net income was Eu547 million.

•

Production in the quarter was 1,101,100 boepd, 1.4% down against fourth quarter 2005, principally as the result of the migration from operating concessions to joint ventures in Venezuela as of last April and decreased liquids production in Argentina. Production growth in Trinidad & Tobago, Albacora Leste (Brazil), Camisea (Peru), and higher gas production in Argentina partially compensated these effects.

•

Sacyr Vallehermoso notified the Spanish stock market authorities, the Comisión Nacional del Mercado de Valores (CNMV) on 26 November 2006 that its stake in Repsol YPF was 20.01%, thereby becoming Repsol YPF’s largest shareholder.

•

On 11 January 2007, Repsol YPF paid an interim dividend against 2006 of Eu0,36 (20% higher than the interim dividend paid in 2005) in keeping with the Company’s Strategic Plan contemplating an annual double-digit increase.

•

The Repsol YPF Board of Directors on 31 January 2007 approved the appointment of José Manuel Loureda and Manuel Raventós as institutional outside directors to fill the vacancies produced by the resignation of Ignacio Bayón and Ricardo Fornesa, respectively.

•	On 9 February 2007, REPSOL INTERNATIONAL FINANCE B.V., completed two 5 and 10-year bond issues, guaranteed by Repsol YPF, for the amount of Eu750 and Eu500 million, respectively.

•

On 23 January 2007, Repsol YPF submitted the Development Plan, pending definitive approval, to the state-owned company NOC, for field I/R in blocks NC 115/NC 186, which has 1,261 million barrels of oil in place and 474 million barrels of recoverable reserves. These reserves were discovered over the course of the last two years.

1. BREAKDOWN OF THE CONSOLIDATED INCOME STATEMENT

1.1.- Fourth quarter results

Net income in the quarter was Eu473 million. Excluding non-recurring items, adjusted net income was Eu547 million.

EBITDA reached Eu1,918 million and earnings per share were Eu0.39 in fourth quarter 2006 versus Eu0.45 in the same quarter 2005.

Oil and gas prices remained high in this quarter, above fourth quarter 2005 levels while the lower refining margin indicator in this fourth quarter was partially compensated by improvement in Marketing, LPG, Chemicals, and Gas & Power activities.

Quarterly figures also reflect increases in the tax caption, resulting from price increments, technical exploration amortizations, and the significant stock losses.

Lastly, costs maintained an upward trend in line with industry parameters.

1.2.- 2006 results

Net income in 2006 was Eu3,124 million, very similar to the figure for 2005. EBITDA reached Eu9,053 million in comparison to Eu9,139 million in 2005 and earnings per share remained flat year-on-year.

2006 results reflect a significant increase in realisation prices. The widespread rise in crude oil prices, with Brent trading $10 per barrel higher than in 2005, was accompanied by a substantial increase in gas realisation prices. Negotiations with PDVSA on the migration of operating contracts to joint ventures have contributed to these increases, which were, however, countered by lower production in Venezuela. Although the negotiation of contracts in Bolivia boosted realisation prices, the net impact was negligible due to tax increases.

In Refining, the effects of lower margins in 2006 and the negative impact on stocks outstripped improvements shown in the Marketing, LPG, Chemicals, and Gas & power business lines.

2. BREAKDOWN OF RESULTS BY BUSINESS AREA

2.1. EXPLORATION & PRODUCTION

Unaudited figures (IFRS)

4Q 2005	3Q 2006	4Q 2006	% Variation 4Q06/4Q05		Jan-Dec 2005	Jan-Dec 2006	% Variation 06/05
697	962	396	-43.2	INCOME FROM OPERATIONS (Million euro)	3,246	3,286	1.2
1,045	1,126	575	-45.0	ADJUSTED INCOME FROM OPERATIONS (Million euro)	3,709	3,628	-2.2
537.1	529.0	515.9	-4.0	OIL AND LIQUIDS PRODUCTION (Thousand boepd)	553.7	525.2	-5.1
3,257	3,522	3,286	0.9	GAS PRODUCTION (*) (Million scf/d)	3,437	3,387	-1.5
1,117.2	1,156.1	1,101.1	-1.4	TOTAL PRODUCTION (Thousand boepd)	1,165.8	1,128.3	-3.2
1,017	2,260	676	-33.5	INVESTMENTS (Million euro)	1,948	4,062	108.5
95	88	168	76.8	EXPLORATION EXPENSE (Million euro)	264	377	42.8

4Q 2005	3Q 2006	4Q 2006	% Variation 4Q06/4Q05	REALISATION PRICES	Jan-Dec 2005	Jan-Dec 2006	% Variation 06/05
56.90	69.60	59.68	4.9	Brent ($/bbl)	54.52	65.14	19.5
60.02	70.54	62.92	4.8	WTI ($/bbl)	56.71	66.24	16.8
39.88	50.57	42.33	6.1	LIQUIDS ($/bbl)	37.14	46.29	24.6
2.02	2.12	2.46	21.8	GAS ($/Kscf)	1.60	2.16	35.0

1,000 M scf/d = 28.32 M m3/d = 17.809 Mboepd

*	See table in page 4

Income from operations in fourth quarter 2006 reached Eu396 million. Excluding non-recurring items, adjusted income from operations was Eu575 million, lower than the Eu1,045 million posted a year earlier. Higher crude oil realisation prices outside ABB were up $11 per barrel, mainly because of Venezuela, which accounted for Eu110 million, whereas in ABB, prices did not record any year-on-year variation.

Gas prices also showed improvement, reaching $2.46/kscf in fourth quarter 2006, boosting revenues by Eu170 million. Enhanced performance was attributable mainly to Bolivia and, to a lesser extent, Venezuela.

Higher realisation prices were, however, partially absorbed by tax increases that resulted in an additional Eu200 million expense and by Eu35 million because of lower throughput.

The increase in technical amortizations represented Eu110 million, and increased exploration activities had an additional impact on the profit and loss account of Eu84 million.

The fall in the marketing margin on LNG from Trinidad & Tobago, due to the start-up of the combined cycle plant in Cartagena, with 1,200 MW installed capacity, by Gas Natural SDG, as well as tensions in the international LNG market that made it necessary to send most of this country’s production to Spain, instead of the more lucrative U.S. market, also had a negative impact. This situation, which will be partially reversed over the coming months, reduced income by Eu87 million in the quarter, the euro/dollar exchange rate had a negative impact of Eu50 million, and the provision to cover the exit costs of our activities in Dubai implied a charge of Eu37 million against the profit and loss account.

Lastly, rising costs, up approximately 17%, represented Eu105 million euros, in line with the overall inflation affecting the entire industry.

2006 results

Income from operations in the 2006 was Eu3,286 million versus Eu3,246 million in 2005. Adjusted figures were Eu3,628 million in 2006 and Eu3,709 million in 2005.

The higher realisation prices reflected in the table produced an additional revenue of Eu1,300 million in liquids and Eu700 million in gas, although these amounts were offset by a drop in production (Eu478 million), which went from 1,166 kboepd to 1,128 kboepd mainly in Venezuela where output fell 46 kboepd.

Higher taxes and amortizations represented Eu609 and 558 million, respectively, while cost increases accounted for approximately Eu350 million.

Net production of Libyan and Algerian contracts has been adjusted in accordance with the economic interest method for each of the reported periods in order to align operating figures and financial data. To make it easier to follow future earnings presentations, a breakdown of the Repsol YPF Group production figures for each of the periods is detailed in the following table:

(Kboepd)	1Q05	2Q05	3Q05	4Q05	Total 2005	1Q06	2Q06	3Q06	4Q06	Total 2006
Total production with adjustment	1,156.2	1,206.4	1,183.7	1,117.2	1,165.8	1,130.2	1,126.0	1,156.1	1,101.1	1,128.3
Total production without adjustment	1,131.6	1,179.7	1,157.2	1,089.4	1,139.4	1,102.3	1,098.3	1,127.5	1,072.0	1,100.0

Fourth quarter investments in the Exploration & Production area were Eu676 million, 33.5% less than in the same quarter of 2005 which included the acquisition of the company’s assets in Peru and Trinidad & Tobago and mining rights in Brazil and Venezuela. These effects were partially offset by larger investments in development and exploration and the start of the Canaport and Gassi Touil projects.

Investments in development accounted for 69.5% of the total for the quarter, and were spent mostly in Argentina (55%), the U.S. (12%), Trinidad & Tobago (10%), Venezuela (6%), and Ecuador (4%).

2006 investments in Exploration & Production were 108.5% higher year-on-year, reaching Eu4,062 million, and included the acquisition of Shenzi for Eu1,727 million, commencement of the Canaport and Gassi Touil projects, the acquisition of a 10% stake in West Siberian Resources, and greater expenditure in development and exploration.

Investments in development in 2006 represented 37.0% of the total, and were spent mostly in Argentina (59%), Trinidad & Tobago (9%), Venezuela (8%), the U.S.A. (6%), Ecuador (4%), and Algeria (3%).

2.2. REFINING & MARKETING

Unaudited figures (IFRS)

4Q 2005	3Q 2006	4Q 2006	% Variation 4Q06/4Q05		Jan-Dec 2005	Jan-Dec 2006	% Variation 06/05
590	362	244	-58.6	INCOME FROM OPERATIONS (Million euro)	2,683	1,855	-30.9
670	350	281	-58.1	ADJUSTED INCOME FROM OPERATIONS (Million euro)	2,726	1,812	-33.5
65	29	55	-15.4	ADJUSTED LPG INCOME FROM OPERATIONS (*) (Million euro)	158	208	31.6
15,258	14,576	14,951	-2.0	OIL PRODUCT SALES (Thousand tons)	57,940	58,732	1.4
895	821	955	6.7	LPG SALES (Thousand tons)	3,343	3,725	11.4
290	187	474	63.4	INVESTMENTS (Million euro)	995	966	-2.9

4Q 2005	3Q 2006	4Q 2006	% Variation 4Q06/4Q05	REFINING MARGIN INDICATORS ($/bbl)	Jan-Dec 2005	Jan-Dec 2006	% Variation 06/05
7.11	5.87	4.39	-38.3	Spain	7.18	5.55	-22.7
13.69	8.61	8.65	-36.8	ABB	12.68	8.88	-30.0
8.99	6.35	5.69	-36.7	Repsol YPF	8.46	6.36	-24.8

(*)	LPG income from operations is included into Refining & Marketing.

Income from operations in fourth quarter 2006 was Eu244 million in comparison with Eu590 million in the fourth quarter 2005. Adjusted income for these same periods totalled Eu281 and 670 million, respectively.

These variations are mainly attributable to the drop in refining margins, lower distillation levels resulting from the scheduled turnarounds at the Tarragona, La Coruña, and Bilbao refineries, and the considerable stock losses due to the evolution of crude oil and product prices in the last quarter of 2006 in comparison with the previous year. On the upside, the margin-volume mix in marketing and LPG activities showed improvement. The effects of the above were as follows:

A drop of $3.3 per barrel in the refining margin reduced income by Eu250 million, while the decrease in distillation levels accounted for approximately Eu50 million. Stock losses reduced results by Eu195 million.

On the positive side, light product sales increased in Spain and Argentina, with margin improvement, mainly in Argentina, having a combined impact of Eu84 million. LPG sales and margins also showed an increase of Eu53 million year-on-year.

2006 results

Income from operations in 2006 was Eu1,855 million compared to Eu2,683 million in 2005. This drop was mainly the outcome of lower refining margins (approximately Eu600 million) and the negative Eu250 million for stock losses.

Total oil product sales grew 1.4% to 58.7 million tons. In Spain, light product sales to our own network were up 1.1% year-on-year, while in Argentina, these sales were 10% higher.

Marketing margins in Spain were higher than in 2005, with this activity showing an overall improvement of Eu127 million. In Argentina, however, margins were considerably lower because of the impossibility of passing product price increments on to retail prices, with these narrower margins causing a loss of Eu186 million.

On like-to-like terms, LPG sales fell 1.5% versus the previous year, dropping 9.6% year-on-year in Europe to 1,907 thousand tons and climbing 8.7% in Latin America. LPG margins were higher than a year ago, in Spain boosted by the trend in international prices as reflected in the feedstock term for calculating the retail price, and in Latin America thanks to improvement in most countries in this region.

This activity shows an overall (margin, volume) improvement of Eu133 million, partially offset by costs associated with factory shutdowns, tax provisions, and other items which brought this figure down to Eu45 million with respect to the previous year.

Fourth quarter 2006 investments in the Refining & Marketing area were Eu474 million, mainly allotted to current refining projects. Investments in 2006 totalled Eu966 million, mainly spent on improving operations, fuel quality, safety and the environment, and on conversion projects, as well as revamping and upgrading the service station network.

2.3. CHEMICALS

Unaudited figures (IFRS)

4Q 2005	3Q 2006	4Q 2006	% Variation 4Q06/4Q05		Jan-Dec 2005	Jan-Dec 2006	% Variation 06/05
43	85	145	237.2	INCOME FROM OPERATIONS (Million euro)	308	353	14.6
50	84	89	78.0	ADJUSTED INCOME FROM OPERATIONS (Million euro)	260	299	15.0
1,245	1,295	1,149	-7.7	CHEMICAL PRODUCT SALES (Thousand tons)	4,644	4,778	2.9
52	58	94	80.8	INVESTMENTS (Million euro)	170	222	30.6

4Q 2005	3Q 2006	4Q 2006	% Variation 4Q06/4Q05	INTERNATIONAL MARGIN INDICATORS	Jan-Dec 2005	Jan-Dec 2006	% Variation 06/05
518	569	707	36.5	Cracker (Euro per ton)	475	548	15.4
390	358	353	-9.5	Derivatives Europe (Euro per ton)	357	355	-0.6
262	275	369	40.8	Derivatives Latin America (US$ per ton)	256	298	16.4

These indicators represent feedstock margins based on international petrochemical product prices in reference markets, incorporating the main products in the Repsol YPF chemical product mix, and weighted according to the nominal capacity of production plants.

Fourth quarter 2006 income from chemical operations was Eu145 million versus Eu43 million in the same quarter a year earlier. Excluding non-recurring items, adjusted operating income climbed 78.0% year-on-year boosted by higher margins in Base Petrochemicals worldwide and in Derivatives in Latin America.

The base petrochemical margin in this quarter was higher than in previous quarters shored up by the combined effect of high olefin prices and year-low naphtha prices. Derivative margins in Europe remained at similar levels as in the previous nine months, although below fourth quarter 2005 levels due to higher olefin prices. In relation to Derivatives in Latin America, methanol margins were considerably higher.

At 1,149 thousand tons, fourth quarter 2006 petrochemical product sales were 7.7% down year-on-year and 11.3% lower quarter-on-quarter due to the scheduled turnaround at the Sines complex in fourth quarter and the end of the high season for fertilizers.

2006 results

Income from operations from January to December 2006 was Eu353 million, 14.6% up year-on-year. Excluding non-recurring items, adjusted income from operations was 15.0% higher year-on-year boosted by higher international margins and sales growth, despite higher energy costs.

At 4,778 thousand tons, total petrochemical product sales were 2.9% up on the same period a year earlier. In this respect, it should be mentioned that there was a scheduled turnaround at the Puertollano cracker and several derivatives plants in 2005 and the already mentioned turnaround at the Sines complex in the last quarter of 2006, in addition to a capacity increase following the acquisition of a 50% stake in Transformadora de Propileno (TdP) in September 2005.

Fourth quarter 2006 investments in Chemicals were Eu94 million, 80.8% higher year-on-year. Investments in 2006 totalled Eu222 million and included a revamp at the PO/SM plant at Tarragona to increase its capacity by 33%, plus capacity increase of the cracker and High Density plant at the Sines complex.

2.4. GAS & POWER

Unaudited figures (IFRS)

4Q 2005	3Q 2006	4Q 2006	% Variation 4Q06/4Q05		Jan-Dec 2005	Jan-Dec 2006	% Variation 06/05
99	115	108	9.1	INCOME FROM OPERATIONS (Million euro)	389	469	20.6
76	101	106	39.5	ADJUSTED INCOME FROM OPERATIONS (Million euro)	316	398	25.9
120	71	92	-23.3	INVESTMENTS (Million euro)	457	328	-28.2

Income from operations in fourth quarter 2006 rose 9.1% year-on-year to Eu108 million versus Eu99 million posted a year ago. Discounting the effect of non-recurring items, income was up 39,5%, reflecting income growth in Gas Natural SDG, particularly in the power business in Spain and in the natural gas marketing activity in Spain.

The power business in Spain continued to benefit from good power generation performance thanks to high sales prices in the wholesale market, the start-up of the 1,200 MW power station in Cartagena at the end of 2005, and the contribution of wind power. The restructuring of the customer portfolio also had a positive impact on wholesale and retail results.

In Latin America, enhanced earnings were mainly driven by the contribution of activities in Colombia and Brazil.

2006 results

Income from operations in 2006 totalled Eu469 million versus Eu389 million in the previous year. This rise is mainly attributable to the positive earnings performance by Gas Natural SDG.

Fourth quarter 2006 investments in Gas & Power totalled Eu92 million. Investments in the year totalled Eu328 million, and were lower than in 2005, which included the acquisition of Dersa, a wind power generation company.

2.5. CORPORATE AND OTHERS

This caption reflects income not attributable to operating areas. An expense of Eu48 million was booked in fourth quarter 2006. Results in 2006 include Eu298 million in non-recurring revenue from the cancellation of the price hedge contract entered into by Empresa Petrolera Andina, S.A. and Petrobras, S.A. in 2002.

3. FINANCIAL INCOME/CHARGES, DEBT, AND INVESTMENTS

Unaudited figures (IFRS)

BREAKDOWN OF NET DEBT (Million euro)	3Q06	4Q06	% Variation 4Q06/3Q06	Jan - Dec 2006
NET DEBT AT THE START OF THE PERIOD	4,111	5,870	42.8	4,513
EBITDA	-2,424	-1,918	-20.9	-9,053
VARIATION IN TRADE WORKING CAPITAL	348	-968	-378.2	460
INVESTMENTS (1)	2,611	1,410	-46.0	5,734
DIVESTMENTS	-65	-252	287.7	-478
DIVIDENDS (including those of affiliates)	369	28	-92.4	825
TRANSLATION DIFFERENCES (2)	-8	-182	2,175	-556
TAXES	696	334	-52.0	2,236
OTHER MOVEMENTS	232	74	-68.1	715
NET DEBT AT THE END OF THE PERIOD	5,870	4,396	-25.1	4,396

NET DEBT + PREFERRED SHARES AT THE CLOSE OF THE PERIOD	9,372	7,841	-16.3	7,841

Debt ratio
TOTAL CAPITAL EMPLOYED (Million euro)	27,963	25,883	-7.4	25,883
NET DEBT/CAPITAL EMPLOYED (%)	21.0	17.0	-19.0	17.0

NET DEBT + PREFERRED SHARES/CAPITAL EMPLOYED (%)	33.5	30.3	-9.6	30.3

(1)	In addition, there are other financial investments totalling Eu3 million, bringing total investments to Eu5,737 million (See investment table).
(2)	At 31 December 2006, Eu1 = $1.317

The company’s net debt at the end of fourth quarter 2006 was down by Eu1,474 million, reaching Eu4,396 million at the end of 2006.

The main reason behind the considerable drop in net debt during fourth quarter 2006 was the large volume of cash flow, which included Eu1,918 million EBITDA generated in the period plus a Eu968 million reduction in working capital, the volume of which was similar to the level at the beginning of the year. This made it possible to easily finance investments in the period totalling Eu1,410 million.

In addition, the depreciation of the dollar against the euro contributed to a debt reduction of Eu182 million.

Total debt at 31 December 2006 was down Eu117 million year-on-year despite the strong investment effort made in acquiring assets in the Gulf of Mexico.

The net debt to capital employed ratio in December 2006 was 17.0%, falling 1.2 percentage points with respect to December 2005. Taking preferred shares into account, this ratio went from 32.3% in December 2005 to 30.3% at the end of the 2006.

Financial charges in 2006 were Eu482 million versus Eu722 million in 2005. This drop is mainly attributable to:

•	Eu35 million less in net interest expense.

•

The positive impact of Eu175 million in exchange gains in 2006 resulting from the appreciation of the Brazilian real and the euro against the dollar in contrast to Eu6 million exchange losses the year before.

Unaudited figures (IFRS)

4Q 2005	3Q 2006	4Q 2006	% Variation 4Q06/4Q05	FINANCIAL EXPENSES (Million euro)	Jan-Dec 2005	Jan-Dec 2006	% Variation 06/05
95	104	72	-24.2	NET INTEREST EXPENSE	394	359	-8.9
45	47	49	8.9	DIVIDENDS PAID ON PREFERRED SHARES	179	189	5.6
-4	-22	-4	—	CAPITALISED INTEREST	-19	-35	84.2
13	-9	-1	—	MARKET VALUATION OF FINANCIAL DERIVATIVES	-25	0	—
73	35	29	-60.3	INTEREST ACCRETION TO PROVISIONS	133	127	-4.5
20	-12	-18	—	EXCHANGE RATE LOSSES/(GAINS)	6	-175	—
16	18	-32	—	OTHER FINANCIAL INCOME (EXPENSES)	54	17	-68.5
258	161	95	-63.2	TOTAL	722	482	-33.2

4. OTHER CAPTIONS ON THE PROFIT AND LOSS ACCOUNT

4.1. TAXES

Taxes accrued in 2006 were Eu2,220 million. The effective corporate tax rate in 2006 was 40.9% (42.1% excluding non-recurring items in this period).

The effective tax rate in 2005 was 42.9%.

Taxes accrued in fourth quarter 2006 amounted to Eu330 million.

4.2. EQUITY ON EARNINGS OF UNCONSOLIDATED AFFILIATES

Unaudited figures (IFRS)

4Q 2005	3Q 2006	4Q 2006	% Variation 4Q06/4Q05	BREAKDOWN OF UNCONSOLIDATED AFFILIATES (Million euro)	Jan-Dec 2005	Jan-Dec 2006	% Variation 06/05
21	18	9	-57.1	E&P	61	53	-13.1
19	11	58	205.3	R&M	43	84	95.3
—	—	—	—	CHEMICALS	3	2	-33.3
—	—	-1	—	G&P	10	—	—
40	29	66	65	TOTAL	117	139	18.8

Income from equity-accounted companies in fourth quarter 2006 totalled Eu66 million in comparison to Eu40 million in the same quarter 2005. Income in fourth quarter 2006 was contributed mainly by CLH and Atlantic LNG.

Equity on earnings of unconsolidated affiliates amounted to Eu139 million 2006 versus Eu117 million in 2005. The variation in the figures for both periods is mainly due to earnings growth at CLH and Atlantic LNG in 2006.

4.3. MINORITY INTERESTS

At Eu13 million, minority interests in fourth quarter were similar to the figure recorded in fourth quarter 2005. Minority interests in 2006 were Eu224 million versus Eu104 million a year before. This amount includes Eu158 million in revenue attributable to minority interests resulting from the cancellation of the hedge contract mentioned in Section 2.5 above and other Empresa Petrolera Andina, S.A. obligations.

5. HIGHLIGHTS

We would like to highlight the following events that have arisen since our last quarterly report:

In Exploration & Production, in January 2007, Repsol YPF, with a 35% stake, in association with Woodside Energy (a Woodside Petroleum subsidiary) made a new gas discovery in Block NC210 in Libya’s Murzuq Basin. Situated 1,000 km south of Tripoli and 150 km south of the Al Wafa gas producing field, the exploration well reached a total depth of 808 metres and has several independent hydrocarbon zones. Intitial production tests confirmed the presence of a gas column with a flow of nearly 1,000 boepd. Repsol YPF is the second largest operator in Libya, behind the National Oil Company (NOC) is the leading operator in Libya. The projects and discoveries in this country have made it of key importance for the Company’s upstream growth strategy.

On 23 January 2007, Repsol YPF submitted the Development Plan, pending definitive approval, to the state-owned company NOC, for field I/R in blocks NC 115/NC 186, which has 1,261 million barrels of oil in place and 474 million barrels of recoverable reserves. These reserves were discovered over the course of the last two years.

In Refining & Marketing, on 27 December last, Repsol YPF reached an agreement for the sale of its 50.1% stake in Autoclub Repsol (the Spanish market leader in services to motorists) to the Mutua Madrileña car insurance company. This transaction, three years after the Club’s creation, has strengthened the customer loyalty of more than 2 million consumers at the Repsol, Campsa and Petronor service station network. This operation, in which AON Gil y Carvajal also sold its 20.4% stake in club, has converted Mutua Madrileña into the sole shareholder and manager of Repsol Autoclub, and temporarily conceded Mutua Madrileña the right to use the brand name “Autoclub Repsol” and maintain the discounts and other benefits enjoyed by club members at Repsol, Campsa and Petronor service stations for a period of 5 years. By virtue of this agreement, Repsol YPF has also gained 100% ownership of Euro 24, this enhancing its core strategy of providing customer services to drivers in the transport sector.

In the Corporation, on 28 November 2006, the Repsol YPF Board of Directors, endorsed by a favourable report from the Nomination and Compensation Committee, approved the appointment of Luís del Rivero Asensio and Juan Abelló Gallo as institutional outside directors on behalf of Sacyr Vallehermoso, S.A. Antonio Brufau, Chairman and CEO of Repsol YPF, welcomed the new directors and expressed his gratitude to Sacyr Vallehermoso for its confidence in the company’s management team and industrial project.

A pre-tax interim dividend of 0.36 euros per share for 2006 was paid on 11 January 2007. This amount represents an increase of 20% in respect of the 2005 interim dividend, and is in line with the company’s strategic plan, which includes an annual double-digit increase. Antonio Brufau, Chairman and CEO of Repsol YPF, reminded the Board of Directors that it was the company’s goal to provide shareholders with a steady and significant rise in their return on investment.

On 28 December 2006, Sacyr Vallehermoso, S.A. informed the Comisión Nacional del Mercado de Valores (CNMV) that its total shareholding in Repsol YPF was 20.010%. Sacyr Vallehermoso, S.A. invested a total of Eu6,525.55 million in acquiring this stake in Repsol YPF, S.A.

The Repsol YPF Board of Directors, on 31 January last, endorsed by a favourable report from the Nomination and Compensation Committee, approved the appointment of José Manuel Loureda Mantiñán and Manuel Raventós Negra as institutional outside directors on behalf of Sacyr Vallehermoso, S.A. and La Caixa, respectively. These appointments have filled the vacancies left by the resignation of former directors, Ignacio Bayón Mariné and Ricardo Fornesa Ribó. The Board of Directors also resolved to:

•	Appoint Artur Carulla Font member of the Audit and Control Committee;

•	Accept the resignation of Javier Echenique Landiribar from his post as member of the Strategy, Investment and Competition Committee and appoint him as a member of the Audit and Control Committee;

•	Appoint Manuel Raventós Negra member of the Nomination and Compensation Committee;

•	Appoint Juan Abelló Gallo and José Manuel Loureda Mantiñan members of the Strategy, Investment and Competition Committee.

On 9 February 2007, REPSOL INTERNATIONAL FINANCE, B.V. completed two 5 and 10 year bond issues, guaranteed by Repsol YPF, for Eu750 and Eu500 million respectively. The 5-year bond is issued for a total volume of Eu750 million at a variable interest rate and carries a Euribor coupon plus 25 basis points and an issue price of 99.9088%. The Eu500 million 10-year bond issue has a 4.75% rate and an issue price of 99.602%.

Madrid, 27 February 2007

Investor Relations

E-mail: INVERSORES@repsolypf.com

Pº Castellana 278-280

28046 Madrid (Spain)

Tel. 34 913 48 55 48

Fax. 34 913 48 87 77

Website: www.repsolypf.com

TABLES

4TH QUARTER 2006 RESULTS

REPSOL YPF SUMMARISED INCOME STATEMENT

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-DECEMBER
	4Q05	3Q06	4Q06	2005	2006
EBITDA	2,475	2,424	1,918	9,139	9,053
Income from continuous operations before financial expenses	1,361	1,772	845	6,161	5,911
Financial expenses	(258)	(161)	(95)	(722)	(482)
Income of discontinued operations before tax	—	—	—	—	—
Income before income tax and income of associates	1,103	1,611	750	5,439	5,429
Income tax	(580)	(601)	(330)	(2,332)	(2,220)
Share in income of companies carried by the equity method	40	29	66	117	139
Income for the period	563	1,039	486	3,224	3,348

ATTRIBUTABLE TO:

Minority interests	14	170	13	104	224
EQUITY HOLDERS OF THE PARENT	549	869	473	3,120	3,124

Earnings per share accrued by parent company (*)
* Euros/share	0.45	0.71	0.39	2.56	2.56
* $/ADR	0.53	0.90	0.51	3.03	3.37

(*)	Repsol YPF, S.A. Company stock consists of 1,220,863,463 shares.

Dollar/euro exchange rate at date of closure of each quarter

1.1842 dollars per euro in 4Q05

1.2660 dollars per euro in 3Q06

1.3170 dollars per euro in 4Q06

BREAKDOWN OF REPSOL YPF RESULTS ADJUSTED TO NON RECURRING ITEMS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	4Q 2005			JANUARY-DECEMBER 2005
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,361	471	1,832	6,161	533	6,694
Exploration & Production	697	348	1,045	3,246	463	3,709
Refining & Marketing	590	80	670	2,683	43	2,726
Chemicals	43	7	50	308	(48)	260
Natural gas & Power	99	(23)	76	389	(73)	316
Corporate & others	(68)	59	(9)	(465)	148	(317)
Financial expenses	(258)	70	(188)	(722)	(9)	(731)
Income of discontinued operations before tax	—	—	—	—	—	—
Income before income tax and income of associates	1,103	541	1,644	5,439	524	5,963
Income tax	(580)	(80)	(660)	(2,332)	(74)	(2,406)
Share in income of companies carried by the equity method	40	—	40	117	—	117
Income for the period	563	461	1,024	3,224	450	3,674

ATTRIBUTABLE TO:
Minority interests	14	12	26	104	45	149

EQUITY HOLDERS OF THE PARENT	549	449	998	3,120	405	3,525

	3Q 2006			JANUARY-SEPTEMBER 2006
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,772	(156)	1,616	5,066	(264)	4,802
Exploration & Production	962	164	1,126	2,890	163	3,053
Refining & Marketing	362	(12)	350	1,611	(80)	1,531
Chemicals	85	(1)	84	208	2	210
Natural gas & Power	115	(14)	101	361	(69)	292
Corporate & others	248	(293)	(45)	(4)	(280)	(284)
Financial expenses	(161)	—	(161)	(387)	—	(387)
Income of discontinued operations before tax	—	—	—	—	—	—
Income before income tax and income of associates	1,611	(156)	1,455	4,679	(264)	4,415
Income tax	(601)	19	(582)	(1,890)	46	(1,844)
Share in income of companies carried by the equity method	29	—	29	73	—	73
Income for the period	1,039	(137)	902	2,862	(218)	2,644

ATTRIBUTABLE TO:
Minority interests	170	(112)	58	211	(112)	99

EQUITY HOLDERS OF THE PARENT	869	(25)	844	2,651	(106)	2,545

	4Q 2006			JANUARY-DECEMBER 2006
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	845	129	974	5,911	(135)	5,776
Exploration & Production	396	179	575	3,286	342	3,628
Refining & Marketing	244	37	281	1,855	(43)	1,812
Chemicals	145	(56)	89	353	(54)	299
Natural gas & Power	108	(2)	106	469	(71)	398
Corporate & others	(48)	(29)	(77)	(52)	(309)	(361)
Financial expenses	(95)	—	(95)	(482)	—	(482)
Income of discontinued operations before tax	—	—	—	—	—	—
Income before income tax and income of associates	750	129	879	5,429	(135)	5,294
Income tax	(330)	(55)	(385)	(2,220)	(9)	(2,229)
Share in income of companies carried by the equity method	66		66	139	—	139
Income for the period	486	74	560	3,348	(144)	3,204

ATTRIBUTABLE TO:
Minority interests	13	—	13	224	(112)	112

EQUITY HOLDERS OF THE PARENT	473	74	547	3,124	(32)	3,092

BREAKDOWN OF REPSOL YPF REVENUES FROM CONTINUOUS

OPERATIONS BEFORE FINANCIAL EXPENSES BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-DECEMBER
	4Q05	3Q06	4Q06	2005	2006
Exploration & Production	2,753	2,867	2,478	9,203	10,454
Spain	58	49	35	186	188
ABB	1,435	1,673	1,422	5,069	5,902
Rest of World	1,260	1,145	1,021	3,948	4,364

Refining & Marketing	11,457	11,696	8,875	41,298	43,646
Spain	7,973	8,291	5,504	29,052	30,125
ABB	2,019	1,922	1,811	7,217	7,587
Rest of World	1,465	1,483	1,560	5,029	5,934

Chemicals	1,138	1,203	1,096	4,186	4,670
Spain	844	827	613	3,089	3,177
ABB	169	218	200	691	845
Rest of World	125	158	283	406	648

Natural Gas & Power	888	716	841	2,765	3,308

Corporate & others	(1,849)	(1,534)	(1,638)	(6,407)	(6,998)

TOTAL	14,387	14,948	11,652	51,045	55,080

BREAKDOWN OF REPSOL YPF INCOME FROM CONTINUOUS

OPERATIONS BEFORE FINANCIAL EXPENSES BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-DECEMBER
	4Q05	3Q06	4Q06	2005	2006
Exploration & Production	697	962	396	3,246	3,286
Spain	9	10	(8)	21	33
ABB	401	394	74	1,600	1,307
Rest of World	287	558	330	1,625	1,946

Refining & Marketing	590	362	244	2,683	1,855
Spain	572	470	252	1,980	1,714
ABB	9	(112)	(24)	563	12
Rest of World	9	4	16	140	129

Chemicals	43	85	145	308	353
Spain	6	37	100	77	178
ABB	32	45	49	176	165
Rest of World	5	3	(4)	55	10

Natural Gas & Power	99	115	108	389	469

Corporate & others	(68)	248	(48)	(465)	(52)

TOTAL	1,361	1,772	845	6,161	5,911

BREAKDOWN OF REPSOL YPF EBITDA

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-DECEMBER
	4Q05	3Q06	4Q06	2005	2006
Exploration & Production	1,429	1,490	1,240	5,153	5,609
Spain	34	17	—	55	58
ABB	758	787	624	2,839	2,960
Rest of World	637	686	616	2,259	2,591

Refining & Marketing	862	656	476	3,332	2,640
Spain	668	669	394	2,278	2,208
ABB	100	(45)	38	770	210
Rest of World	94	32	44	284	222

Chemicals	110	147	124	455	490
Spain	54	76	71	219	250
ABB	43	61	47	177	195
Rest of World	13	10	6	59	45

Natural Gas & Power	117	132	151	466	592

Corporate & others	(43)	(1)	(73)	(267)	(278)

TOTAL	2,475	2,424	1,918	9,139	9,053

BREAKDOWN OF REPSOL YPF INVESTMENTS

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited Figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-DECEMBER
	4Q05	3Q06	4Q06	2005	2006
Exploration & Production	1,017	2,260	676	1,948	4,062
Spain	8	—	1	12	2
ABB	387	282	297	978	1,081
Rest of World	622	1,978	378	958	2,979

Refining & Marketing	290	187	474	995	966
Spain	182	105	335	531	614
ABB	77	65	96	222	263
Rest of World	31	17	43	242	89

Chemicals	52	58	94	170	222
Spain	31	32	43	127	125
ABB	13	9	16	24	35
Rest of World	8	17	35	19	62

Natural Gas & Power	120	71	92	457	328

Corporate & others	65	35	64	143	159

TOTAL	1,544	2,611	1,400	3,713	5,737

REPSOL YPF COMPARATIVE BALANCE SHEET

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	DECEMBER 2005	DECEMBER 2006
Goodwill	3,773	3,422
Other intangible assets	1,003	1,156
Property, Plant and Equipment	23,304	23,475
Long term financial assets	1,149	1,170
Other non-current assets	1,050	903
Deferred tax assets	1,197	913
Assets held for sale	1	249
Current assets	11,157	11,069
Temporary cash investments and cash on hand and in banks	3,148	2,844

TOTAL ASSETS	45,782	45,201

Total equity
Attributable to equity holders of the parent	16,262	17,433
Minority interests	528	609
Long term provisions	3,068	2,957
Long term provisions	3,380	2,707
Subsidies and deferred revenues	200	224
Preferred shares	3,485	3,445
Non-current financial debt	6,236	7,038
Financial lease liabilities	590	561
Other non-current debt	914	449
Current financial debt	2,701	1,556
Other current liabilities	8,418	8,222

TOTAL EQUITY AND LIABILITIES	45,782	45,201

FINANCIAL RATIOS
NET DEBT	4,513	4,396

CAPITAL EMPLOYED	24,788	25,883

ROACE before non-recurrent liabilities	16.9%	13.8%

STATEMENT OF CASH FLOW

JANUARY - DECEMBER 2005 & 2006

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES		JANUARY-DECEMBER
	3Q06	4Q06	2005	2006
CASH FLOW FROM OPERATING ACTIVITIES
Net income from continuous operations before financial expenses	1,362	845	6,161	5,911
Adjustments for:
Amortizations	683	853	2,450	3,086
Net provisions	465	452	682	1,000
Income from non-commercial asset divestments	(33)	(198)	(175)	(253)
Other adjustments	(2)	(34)	21	(691)

EBITDA	2,475	1,918	9,139	9,053

Changes in working capital	309	968	(800)	(460)
Dividends received	37	53	85	136
Income taxes paid	(702)	(334)	(2,188)	(2,236)
Provisions used	(26)	(146)	(180)	(455)

	2,093	2,459	6,056	6,038

CASH FLOW FROM INVESTING ACTIVITY
Investment in fixed assets and companies:
Intangible assets	(67)	(80)	(134)	(156)
Property, Plant and Equipment	(1,400)	(1,332)	(3,173)	(5,417)
Acquisition of shareholding in consolidated companies	0	2	(252)	(19)
Other non-current assets	(77)	10	(154)	(145)

Total Investments	(1,544)	(1,400)	(3,713)	(5,737)
Divestments	199	275	581	515

	(1,345)	(1,125)	(3,132)	(5,222)

CASH FLOW FROM FINANCING ACTIVITIES
Loans proceeds	64	(673)	(2,215)	179
Repayment of loans
Net interest paid	(141)	(241)	(556)	(596)
Cash and cash equivalent obtained (applied) on derivative financial instruments
Payment of finance leases liabilities
Subsidies and other non-current liabilities received	536	141	(213)	285
Subsidies and other non-current liabilities cancelled
Dividend paid	(28)	(28)	(681)	(825)

	431	(801)	(3,665)	(957)

Net change in cash and cash equivalent	1,179	533	(741)	(141)

Cash and cash equivalent at the beginning of the period	1,538	1,871	3,328	2,648

Other change in cash and cash equivalent
Other affiliates	0	0	45	2
Exchange rate	(70)	153	15	48
Cash and cash equivalent at the end of the period	2,647	2,557	2,647	2,557

TABLES

OPERATING HIGHLIGHTS

4TH QUARTER 2006

OPERATING HIGHLIGHTS R&M

		2005					2006					% Variation 06 / 05
	Unit	1 Q	2 Q	3 Q	4 Q	ACCUM.	1 Q	2 Q	3 Q	4 Q	ACCUM.
CRUDE PROCESSED	M tep	13.1	13.5	14.2	14.6	55.3	14.1	14.1	14.2	13.6	56.1	1.3
-Spain	M tep	7.9	8.1	8.8	9.0	33.8	8.7	8.7	8.8	7.9	34.1	1.1
-ABB	M tep	4.3	4.3	4.3	4.5	17.4	4.5	4.4	4.5	4.6	18.0	3.2
-Rest of the world	M tep	0.9	1.1	1.1	1.1	4.2	0.9	0.9	1.0	1.2	4.0	-4.8
SALES OF OIL PRODUCTS	Kt	14,131	14,318	14,233	15,258	57,940	14,469	14,736	14,576	14,951	58,732	1.4
- Sales in Spain	Kt	8,285	8,437	8,178	8,731	33,631	8,641	8,602	8,515	8,539	34,297	2.0
- Own network	Kt	5,571	5,235	5,405	5,417	21,628	5,384	5,163	5,486	5,457	21,490	-0.6
- Light products	Kt	4,309	4,172	4,260	4,452	17,193	4,383	4,232	4,349	4,416	17,380	1.1
- Other Products	Kt	1,262	1,063	1,145	965	4,435	1,001	931	1,137	1,041	4,110	-7.3
-Other Sales to Domestic Market	Kt	1,877	1,857	1,732	1,811	7,277	1,862	2,018	1,764	1,764	7,408	1.8
- Light Products	Kt	1,400	1,368	1,273	1,340	5,381	1,288	1,476	1,212	1,261	5,237	-2.7
- Other Products	Kt	477	489	459	471	1,896	574	542	552	503	2,171	14.5
-Exports	Kt	837	1,345	1,041	1,503	4,726	1,395	1,421	1,265	1,318	5,399	14.2
- Light Products	Kt	280	485	388	531	1,684	453	631	417	478	1,979	17.5
- Other Products	Kt	557	860	653	972	3,042	942	790	848	840	3,420	12.4
• Sales in ABB	Kt	3,920	3,677	3,910	4,308	15,815	3,845	4,044	3,959	4,076	15,924	0.7
- Own network	Kt	2,194	2,319	2,459	2,530	9,502	2,449	2,603	2,705	2,734	10,491	10.4
- Light products	Kt	1,802	1,887	1,916	2,087	7,692	1,977	2,083	2,152	2,250	8,462	10.0
- Other Products	Kt	392	432	543	443	1,810	472	520	553	484	2,029	12.1
-Other Sales to Domestic Market	Kt	696	667	631	650	2,644	611	632	675	621	2,539	-4.0
- Light Products	Kt	449	448	391	421	1,709	448	453	490	463	1,854	8.5
- Other Products	Kt	247	219	240	229	935	163	179	185	158	685	-26.7	(1)
-Exports	Kt	1,030	691	820	1,128	3,669	785	809	579	721	2,894	-21.1
- Light Products	Kt	662	384	536	654	2,236	410	458	312	332	1,512	-32.4
- Other Products	Kt	368	307	284	474	1,433	375	351	267	389	1,382	-3.6	(1)
.Sales in rest of the world	Kt	1,926	2,204	2,145	2,219	8,494	1,983	2,090	2,102	2,336	8,511	0.2
- Own network	Kt	1,269	1,388	1,313	1,343	5,313	1,313	1,402	1,337	1,635	5,687	7.0
- Light products	Kt	1,116	1,191	1,143	1,183	4,633	1,168	1,181	1,192	1,430	4,971	7.3
- Other Products	Kt	153	197	170	160	680	145	221	145	205	716	5.3
-Other Sales to Domestic Market	Kt	399	432	351	378	1,560	332	328	347	339	1,346	-13.7
- Light Products	Kt	323	302	285	293	1,203	252	252	282	272	1,058	-12.1
- Other Products	Kt	76	130	66	85	357	80	76	65	67	288	-19.3
-Exports	Kt	258	384	481	498	1,621	338	360	418	362	1,478	-8.8
- Light Products	Kt	55	96	148	176	475	102	123	109	97	431	-9.3
- Other Products	Kt	203	288	333	322	1,146	236	237	309	265	1,047	-8.6

Other sales to the domestic market: includes sales to operators and bunker.

Exports: expressed from the country of origin.

- SALES OF OIL PRODUCTS		14,131	14,318	14,233	15,258	57,940	14,469	14,736	14,576	14,951	58,732	1.4
–Total own network	Kt	9,034	8,942	9,177	9,290	36,443	9,146	9,168	9,528	9,826	37,668	3.4
- Light products	Kt	7,227	7,250	7,319	7,722	29,518	7,528	7,496	7,693	8,096	30,813	4.4
- Other products	Kt	1,807	1,692	1,858	1,568	6,925	1,618	1,672	1,835	1,730	6,855	-1.0
–Total other sales to Domestic Market	Kt	2,972	2,956	2,714	2,839	11,481	2,805	2,978	2,786	2,724	11,293	-1.6
- Light products	Kt	2,172	2,118	1,949	2,054	8,293	1,988	2,181	1,984	1,996	8,149	-1.7
- Other products	Kt	800	838	765	785	3,188	817	797	802	728	3,144	-1.4
–Total Exports	Kt	2,125	2,420	2,342	3,129	10,016	2,518	2,590	2,262	2,401	9,771	-2.4
- Light products	Kt	997	965	1,072	1,361	4,395	965	1,212	838	907	3,922	-10.8
- Other products	Kt	1,128	1,455	1,270	1,768	5,621	1,553	1,378	1,424	1,494	5,849	4.1

		2005					2006					% Variation 06 / 05
LPG (2)	Unit	1 Q	2 Q	3 Q	4 Q	ACCUM.	1 Q	2 Q	3 Q	4 Q	ACCUM.
LPG SALES	Kt	998	742	709	895	3,343	1,122	843	805	955	3,725	11.4	(1)
-Sales in Spain	Kt	708	369	316	529	1,921	627	339	269	445	1,680	-12.6
-Sales in ABB	Kt	98	126	139	107	469	239	238	262	223	962	105.0	(1)
-Sales in rest of Latan	Kt	162	195	206	201	763	186	219	229	224	856	12.2
-Sales in rest of the world	Kt	31	52	48	58	189	71	47	45	64	227	20.1

(1)	Wholesales in Argentina are not included in 2005.

This implies a reclassification of 441 kt of 2005 sales in ABB:

On like-to-like terms, applying 2006 criteria to 2005 sales, the accumulated variation in Other Sales National Market / Other Products is –16.8% (instead of -26.7%), and in Exports / Other products, +25.2% (rather than –3.6%).

In like terms, LPG sales in ABB, the accumulated variation is +5.7% (instead of +105.0%) and in LPG Worldwide, -1.5% (instead of +11.4%).

(2)	The values of quarterly sales reported in 2006 have been modified due to the revaluation of inter-Unit sales.

23

OPERATING HIGHLIGHTS E&P

		2005					2006					% Variation 06 / 05
	Unit	1 Q	2 Q	3 Q	4 Q	ACCUM.	1 Q	2 Q	3 Q	4 Q	ACCUM.
HYDROCARBON PRODUCTION	K Bep/d	1,156.2	1,206.4	1,183.7	1,117.2	1,165.8	1,130.2	1,126.0	1,156.1	1,101.1	1,128.3	-3.2
Crude and Liquids production	K Bep/d	563.1	564.5	550.5	537.1	553.7	533.7	522.4	529.0	515.9	525.2	-5.1
-ABB	K Bep/d	408.3	409.5	397.7	379.8	398.7	369.6	386.2	390.7	378.4	381.3	-4.4
-Rest of the world	K Bep/d	154.8	155.0	152.8	157.3	155.0	164.1	136.2	138.3	137.4	143.9	-7.1

Natural Gas production	K Bep/d	593.2	641.9	633.3	580.0	612.1	596.5	603.6	627.2	585.2	603.2	-1.5
-ABB	K Bep/d	411.7	462.6	463.6	397.3	433.8	406.2	436.2	461.4	416.5	430.2	-0.8
-Rest of the world	K Bep/d	181.5	179.3	169.7	182.7	178.3	190.3	167.3	165.8	168.8	173.0	-3.0

Note: Net production of Libyan and Algerian contracts was adjusted for each of the reported periods in accordance with the economic interest in order to align physical magnitudes with financial data.

OPERATING HIGHLIGHTS CHEMICALS

		2005					2006					% Variation 06 / 05
	Unit	1 Q	2 Q	3 Q	4 Q	ACCUM.	1 Q	2 Q	3 Q	4 Q	ACCUM.
SALES OF PETROCHEMICALS PRODUCTS	Kt	1,018	1,158	1,228	1,241	4,644	1,168	1,167	1,295	1,149	4,778	2.9
By tipe of product
-Base petrochemical	Kt	223	213	256	288	979	246	273	259	157	936	-4.4
-Spain	Kt	61	64	64	64	253	82	72	69	62	286	12.8
-ABB	Kt	34	34	52	48	168	50	45	41	48	183	9.1
-Rest of the world	Kt	128	115	139	176	558	114	157	149	47	467	-16.2

-Derivative petrochemicals	Kt	795	945	972	953	3,665	922	893	1,035	992	3,842	4.8
-Spain	Kt	281	305	339	303	1,228	338	322	303	312	1,275	3.8
-ABB	Kt	97	249	310	278	935	120	175	306	283	884	-5.5
-Rest of the world	Kt	417	390	324	372	1,503	464	396	426	397	1,684	12.0

24

0 2006 Full Year PRELIMINARY RESULTS WEBCAST-CONFERENCE CALL 14.00 H CET February, 27 th 2007 Item 2

1
Disclaimer
This presentation contains forward-looking statements that are subject to risks associated with the oil, gas, power, chemicals and renewable energies businesses. It is believed that the expectations reflected in these statements are reasonable, but such expectations may be affected by a variety of factors which could cause actual results or trends to differ materially, including, but not limited to: oil and gas price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax and legal and regulatory developments, including potential litigation and regulatory effects arising from recategorization of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates. For a further discussion of the factors that could affect our future results, see “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended December 31st, 2005 on file with the US Securities and Exchange Commission.
In addition, this announcement also contains statements regarding estimates of proved oil and gas reserves of Repsol YPF.
The estimation of proved reserves may involve complex judgments, including judgments about expected economic, technical and other operating conditions, and are subject to changes due to a variety of factors, many of which are beyond
Repsol YPF´s control. These factors include but are not limited to changes in oil and gas prices, geological and operating data derived from exploration and production activities, technological developments, budgeting, investment and other financial decisions that we and other oil and gas companies may make, political events generally, changes in the applicable political, legal, regulatory and tax environments in which we operate, environmental risks, project delay or advancement, and technical factors associated with the exploration and production of hydrocarbons.
Cautionary Note to US Investors:
The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.

2 2006 HIGHLIGHTS Antonio Brufau Chairman & CEO Antonio Brufau Antonio Brufau Chairman & CEO Chairman & CEO

3 Highlights
•
Reserves downgrade
•
Migration of contracts in Venezuela
•
New contracts in Bolivia
•
Gulf of Mexico acquisitions
•
Development Plan for Field I/R in Libya
•
New core shareholder SACYR
2006 Highlights
MAIN DEVELOPMENTS

4
2005 Reserves downgrade: 1,254 Mboe
OIL & Liquids
29%
LNG
71%
2006 Highlights
•
Adjustments of 2006 affect only Bolivia
•
The economic impact, due to higher amortization, implied a penalization on our
2006 P&L of less than 300 Million Euro, compared with the year 2005.
•
Concluded external audit of the rests of fields without negative surprise
Highlights
BOLIVIA
52%
ARGENTINA
40%
OTHERS
8%

5
2006 Highlights
Venezuela
Migration of contracts in Venezuela: Joint Ventures with PDVSA:
•
60%-40% for Mene Grande and Quiriquire (oil fields)
•
40%-60% for Quiriquire Deep (gas field)
We maintain the value of our assets:
•
Concessions extended to 20 years (Quiriquire & Mene Grande)
•
Higher selling prices
•
Compensation “voucher”
Highlights

6
2006 Highlights
Highlights
Bolivia
NEW CONTRACTS IN COMPLIANCE WITH NATIONALIZATION
DECREE SIGNED BY REPSOL YPF
•
YPFB holds the ownership of hydrocarbons
•
No material loss in the value of our assets
•
Negative impact on reserves and production :
Deconsolidation of Andina
Negative effect of royalties and IDH tax
Advanced downward revision:  467 Million Boe

Shenzi-1
2002
Shenzi-2
2003-2004
Shenzi-3
2004
Shenzi-4
2004-2005
Shenzi-5
2005

7
Shenzi and Genghis Khan acquisition:
Geographically diversify our Upstream
portfolio
Develop a new core area
Genghis Khan & Shenzi forms part of the
same geological structure
2006 Highlights
Gulf of Mexico
Highlights
Shenzi & Genghis Khan Existing Wells.
Genghis
Khan ²
Genghis
Khan 1
GC 608
GC 652
Future
Shenzi Platform
Existing Marco Polo Platform
•
Genghis Khan:
65 - 170 Mboe of P20 and P80
reserves
On production in the 2
nd
half 2007
Cost savings due to synergies with
Shenzi
•
Shenzi
Start production in Mid 2009 (35,000 bpd)
New exploratory and appraisal program in
the North Flank of Shenzi (seismic data
acquisition & interpretation 2007-2008)

REPSOL YPF

Gulf of Sirte
GHADAMES
CIRENAICA
LIBYA
MURZUQ
KUFRA

Highlights 8

2006 Highlights
Field I/R:
•
Field Development Plan presented in
September 2006
•
Total reserves in place 1,261 Mboe
•
Total resources about 474 Million
barrels
•
Production and reserves form Libya will
duplicate in the next few years
Libya

9
2006 Highlights: Corporate Movements
Highlights
Sacyr Vallehermoso new core shareholder
•
Largest, long term, stable shareholder;  current total stake 20%
•
The entry is considered as a sign of their support to Repsol YPF´s strategy

10 2006 Year Review Antonio Brufau Chairman & CEO Antonio Brufau Antonio Brufau Chairman & CEO Chairman & CEO

11 ABB 2006 Year review
BRAZIL
•
Albacora Leste producing at full capacity (17,000 boepd net for Repsol YPF)
•
Reviewing strategy in downstream
BOLIVIA:
•
Effects of the migration of the contracts that took place at the end of 2006,
•
Loss of future production of around 100,000 boe
•
Negligible bottom line effect
ARGENTINA
•
“Ley de Abastecimientos”
•
Local market with regulated fixed prices do not correlated with international oil prices or refining margins
•
Average gas prices increased by 22.4%
•
Growth of consumption
ABB Results
2006 Results:  ABB

12
2006 Results:  ABB
Operating Income
2005 2006
TOTAL UPSTREAM
ABB
ROW
3,246 3,286
1,600 1,307
1,625 1,946
SPAIN 21 33
TOTAL R&M / GLP
ABB
ROW
2,683 1,855
563 12
140
SPAIN
1,980 1,714
129
TOTAL CHEMICALS
ABB
ROW
308 353
176 165
55
SPAIN
77 178
10
2,339 2,339 1,484 1,484
TOTAL  ABB TOTAL  ABB
ABB results

13
2006 Results:  ABB
Million Euro
1,484
2,339
-446
-99
-68
-191
-120
-289
+358
0
400
800
1.200
1.600
2.000
2.400
2.800
3.200
Dec-05 GAS
REVENUES
TAXES &
ROYALTIES
LOCAL
MARKET
AMORT.
E&P
COSTS DISPUTED
ROYALTIES
OTHERS Dec-06
ABB: Income from Operations
ABB results

14
Operating Income
2005 2006
TOTAL UPSTREAM
Upstream ABB
Upstream ROW
3,246 3,286
1,600 1,307
1,625 1,946
Upstream SPAIN
21 33
2006 Results:  UPSTREAM (ex-ABB)
TOTAL TOTAL
1,646 1,646 1,979  1,979
Upstream results

15
Upstream results
UPSTREAM: Income from operations
UPSTREAM: Income from operations
Million Euro
2006 Results:  UPSTREAM (ex-ABB)
1,979
1,646
+94
-208
-36
-112
-252
+847
0
400
800
1.200
1.600
2.000
2.400
Dec-05 OIL & GAS
PRICES
TAX &
ROYALTIES
VOLUME
MIX
E&P
AMORT.
DUBAI COSTS /
OTHERS
Dec-06

16
2006 Results:  UPSTREAM
•
Higher realizations prices
•
Effects of transition to Joint Ventures in Venezuela
•
Higher exploration activities and DD&A
2006 results:   UPSTREAM
2006, positive year for E&P:
•
Managing changes in Venezuela
•
4
th
Train in T&T full year operative
•
Progressing in LNG projects
UPSTREAM Results (ex-ABB)
2007 Exploration:
•
Investment 650 Million €
•
53% in drilling activities
•
High potential growth

17
2006 Reserves:  UPSTREAM (ex-BOLIVIA)
Proved
Proved
Reserves
Reserves UPSTREAM
(ex-BOLIVIA)
(ex-BOLIVIA)
2006 results:   UPSTREAM
Conversion Factor Gas 1 Boe = 5.615scf
Liquids Gas
1,081
1,039
1,643
1,482
2,521
2,724
126
13
23
-365
2005 Incorporations Revisiones Acquisitions/DivestmentsProduction 2006 Additions
Acq/Div
Production 2006
Revisions
2005

18 2006 Results: DOWNSTREAM 2006 results: DOWNSTREAM • Refining margins lower than in 2005 • Marketing and LPG margins improved in Europe • Margin for basic petrochemical improved

19
Operating Income
2005 2006
TOTAL R&M / GLP
ROW
2,683
1,855
140   129
SPAIN
2006 Results:  DOWNSTREAM
1,980   1,714
ABB 563 12
TOTAL TOTAL
2,252   2,252
2,031 2,031
TOTAL CHEMICALS
ABB
ROW
308 353
176 165
55
SPAIN
77 178
10
2006 results:  DOWNSTREAM

20
Downstream results
Million Euro
DOWNSTREAM: Income from Operations
DOWNSTREAM: Income from Operations
2006 Results:  DOWNSTREAM (ex-ABB)
2,031
2,252
+222
-247
+45
+76
-317
0
300
600
900
1.200
1.500
1.800
2.100
2.400
2.700
Dec-05 MARGIN MARKETING Op.
Inc.
GLP Op.Inc. INVENTORY
EFFECT
OTHERS Dec-06

21 Million Euro Gas & Power results 389 469 0 100 200 300 400 500 2005 2006 G&P G&P Income Income from operations operations 2006 Results: GAS & POWER • Improved performance by Gas Natural SDG

22 Financial Evolution

Million Euro
18.2%
4,513
24,788
9,139
2.03
15.9
394
573
23.2
17.0%
4,396
25,883
9,053
2.06
16.5
359
548
25.2
Dec 31
st
2005
Dec 31
st
2006
CREDIT METRICS OVERVIEW
NET DEBT
NET DEBT / CAPITAL EMPLOYED (%)
CAPITAL EMPLOYED
EBITDA
EBITDA / NET DEBT
EBITDA / NET INTEREST + DIVIDENDS PREFERRED
NET INTEREST
NET INTEREST + DIVIDENDS PREFERRED SHARES
EBITDA / NET INTEREST
Financial evolution

4,396
4,513
460
9,053
2,236
715
5,734
478
556
825
2000
4000
6000
8000
10000
12000
14000
31 Dec 2006
CAPEX
31 Dec 2005
EXCHANGE
RATE
EFFECT
OTHERS DIVIDENDS
Million Euro
EBITDA
INCOME
TAXES PAID
VARIATION WORKING
CAPITAL
DIVESTMENTS
NET DEBT EVOLUTION: FULL YEAR 2006
Financial evolution

25 FUTURE OUTLOOK

FUTURE OUTLOOK:  Upstream (ex-ABB)
•
Strategic growth in upstream and LNG
•
Focusing our efforts in North Africa
and the Caribbean
•
IN VENEZUELA
•
Negotiating with PDVSA new fields
•
IN NORTH AFRICA:  Libya:
Increasing production
Construction of a new pipeline
Field Development Plan of NC-115 & NC-186
•
Reserves coming from Gasi Touil or Persian LNG are not included
•
High potential of booking future reserves from Shenzi, Genghis Khan,
Algeria (Reggane), Libya (Fields J, K and I/R) and Peru
COLOMBIA
COLOMBIA
BRAZIL
BRAZIL
GUARICO
OCCIDENTAL
GUARICO
OCCIDENTAL
QUIRIQUIRE
QUIRIQUIRE
QUIAMARE – LA CEIBA
QUIAMARE – LA CEIBA
MENE GRANDE
MENE GRANDE
BARRANCAS
BARRANCAS
YUCAL PLACER
YUCAL PLACER
Development
Exploration
Production
VENEZUELA
VENEZUELA
TRINIDAD
TOBAGO
COLOMBIA
COLOMBIA
BRAZIL
BRAZIL
GUARICO
OCCIDENTAL
GUARICO
OCCIDENTAL
QUIRIQUIRE
QUIRIQUIRE
QUIAMARE – LA CEIBA
QUIAMARE – LA CEIBA
MENE GRANDE
MENE GRANDE
BARRANCAS
BARRANCAS
YUCAL PLACER
YUCAL PLACER
Development
Exploration
Production
VENEZUELA
VENEZUELA
TRINIDAD
TOBAGO
TRINIDAD
TOBAGO
Future outlook

Atlantic Ocean
Quebec
Quebec City
Maine
New Brunswick
Prince Edward Island
Cape Breton Island
Nova Scotia
VT
New Hampshire
MA
Edmundston
Grand Falls
Florenceville
Nackawic
Fredericton
Sussex
Saint John
St. Stephen
Calais
Campbellton
Dalhousie
Bathurst
Tracadie
Miramichi
Moncton
Amherst
Oxford
Springhill
Truro
Charlottetown
Halifax
Trenton
Stellarton
Antigonish
Port Hawkesbury
Point Tupper
Glace Bay
Goldboro
Port Dickerson
Yarmouth
Bangor
Bucksport
Augusta
Westbrook
Portland
Wells
Portsmouth
Haverhill
Dracut
Beverley
Boston
Compressor Station
Compressor Station
Interconnect with Sable Offshore Energy Project at Goldboro, Nova Scotia
Sable Island
Interconnect with Tennessee Gas at Dracut, MA

IN IRAN, South Pars Field
•
Phases 13 and 13A
•
Final Investment Decision, most
likely in 2008
ALGERIA, Gassi Touil:
•
Renegotiating conditions of
agreement
IN PERU,  Camisea LNG Project :
•
Strengthen our gas position in the Southern Cone
•
Come on stream in 2010
IN CANADA, Canaport re-gasification plant:
•
Strategic gateway into premium areas
•
Going ahead as planned
FUTURE OUTLOOK:  LNG
Future outlook

•
Continuing with investment
program
•
Rationalisation of our
downstream operations in
some Latin-American
countries
DOWSTREAM
FUTURE OUTLOOK:  Downstream (ex-ABB)
Crude pipeline (Repsol YPF)
Products pipeline (CLH)
Madrid
Bilbao
Tarragona
Cartagena
Puertollano
La Coruña
Future outlook

FUTURE OUTLOOK:  ABB
TO LEVERAGE OUR STRONG STRATEGIC POSITION FOR LONG-TERM
VALUE CREATION AND RISK REDUCTION.
•
In ARGENTINA:
Investment program will improve production and recover reserves
IPO of YPF
Transition process to international prices
Cost control policy
Future outlook

•
IN BOLIVIA:
Managing our business under a
complex situation
Continuing our operations at
reasonable returns
Natural gas supply agreement to
Argentina
•
IN BRAZIL
Albacora Leste started production in
2006
Exploration blocks accessed in the last
rounds
Non -Operated
Operated
BRAZIL: BRAZIL:
Albacora Leste field field
FUTURE OUTLOOK:  ABB
Future outlook

Conference Call Details
REPSOL YPF 4th QUARTER & FULL YEAR 2006  PRELIMINARY RESULTS
PLEASE PLEASE KINDLY KINDLY TAKE TAKE NOTE NOTE OF OF THE THE DETAILS DETAILS OF OF THE THE CONFERENCE CONFERENCE CALL CALL AND AND
WEBCAST:
WEBCAST:
Tuesday, 27th February 2007
14.00h (Madrid) 13.00h (London)
SUMMARY:
SUMMARY:
Listen only mode Intervention followed by a Questions and Answer Session
Dial in number (on Spain):    +34 91 789 51 40
Dial in number (rest of countries):    +44 (0) 207 107 0685
Access code not needed
The conference call will be available for 7 days after the 27th February 2007 (until March 6th 2007)
on the following number:
Replay details Replay details
Dial in on: +34 91 787 96 70 Pin number: 183152#
On our website replay will be available for the next 6 months. For any further information please contact the Investor Relations team:
Tlf: 34-91-3485548
e-mail: inversores@repsolypf.com
FY

P
o
Castellana 278-280
28046 Madrid (Spain)
Tel: 34 913 48 55 48
Fax: 34 913 48 87 77
4Q & Full Year 2006
4Q & Full Year 2006
PRELIMINARY RESULTS
PRELIMINARY RESULTS
E-mail: inversores@repsolypf.com
Website: www.repsolypf.com
Investor Relations
Investor Relations
*

Item 3

Press Release

Corporate Division of Communication	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. (34) 913 488 100 (34) 913 488 000 Fax (34) 913 142 821 (34) 913 489 494 www.repsolypf.com

Madrid, February 27, 2007

No of pages: 15

Results January-December 2006

A NEW HISTORIC RESULT

REPSOL YPF’S NET INCOME REACHES

3.124 BILLION EUROS

•	Earnings per share increases to 2.56 euros.

•	The exploration and production results grows to 3.286 billion euros

•	Double digit growth results in chemical, gas and electricity

•	Increased sales in petroleum products

•	Debt decreases by 2.6% and financial expenses by 33.2%

•	Gross dividends per share increase to 20%

Repsol YPF reported net income in 2006 was 3.124 billion euros, surpassing its historic results of 2005 by 0.1%. The operating income is situated at 5.911 billion euros.

These results were achieved in a year in which Repsol YPF significantly intensified its exploration and production activity, whose investment increased by 108.5%, and in which the areas of exploration and production (1.2%), chemicals (14.6%) and gas and electricity (20.6%) registered a positive evolution.

Press Release

In reference to the financial data, earnings per share and dividend per share registered increases of 0.1% and 20% respectively, while the debt was reduced to 4,396 million euros and the financial expenses dropped by 33.2%.

Repsol YPF’s results during 2006 evolved in a context of moderate medium growth of crude prices —during the second semester it was transformed to declining— and the drop in the international refining margins. In reference to the chemical area, greater international margins where registered, while the gas and electricity area continued growth tendencies in respect to the previous year.

Less debt and more investment

Repsol YPF’s net debt as of December 2006 is situated at 4.396 billion euros in comparison to the 4.513 billion euros registered on December 31, 2005. This drop is especially significant given the strong growth of 54% of the total investments made during the year, reaching 5.737 billion euros, and the increase of the gross dividend per share to 20%.

In addition to the decrease in debt, the financial prudent policy carried out by Repsol YPF during 2006 was reflected in a significant drop of the financial expenses, which during January-December reached 482 million euros in comparison to the 722 million euros for the same period last year. This reduction fundamentally results from the lower financial cost for interest expense as a consequence of the company’s lower average net debt and the positive effects of currency exchange.

Net debt to capitalisation ratio was situated in 17%.

During 2006, Repsol YPF realized an important investment plan of 5.737 billion euros, of which 4.062 billion (71%) corresponded to the area of exploration and production, 966 million euros to refining, 222 million euros to chemicals and 328 million euros to gas and electricity.

2

Press Release

BUSINESS AREAS

Exploration and production: results grow and investments increase

Operating income from exploration and production in 2006 reached 3.286 billion euros, 1.2% higher than the 3,246 million euros obtained in 2005.

This growth came mainly from the increase in crude oil reference prices; the reduction of the differentials of heavy crude’s of south Argentina; and the increment of the realisation prices in Trinidad & Tobago, Venezuela and Argentina.

Repsol YPF’s liquids realisation price averaged 46.29 $/barrel vs. 37.14 $/barrel in 2005. The average price for gas was situated in 2.16 dollars per 1,000 cubic feet, 35% higher than the 1.60 dollars per 1,000 cubic feet registered in 2005. This increase is due to higher gas retail prices in Trinidad & Tobago, Argentina and Venezuela, derived in this last country from the migration of the operating agreements to joint ventures.

In 2006, Repsol YPF’s average oil and gas production reached 1,128,300 boepd, a 3.2% lower than the previous year. This reduction came mainly from the lower production registered in Venezuela as a result of the migration of contracts to joint ventures, as well as from the lower production in Argentina. These factors where partially compensated by the production increase in Trinidad & Tobago, Peru and Brazil.

Investments in 2006 in the Exploration and Production business area climbed to 4.062 billion euros, a 108.5% increase from 2005. This strong increase results from the purchase of the Shenzi field for 1.727 billion euros; the initiation of the projects of Canaport (Canada) and Gassi Touil (Algeria); the purchase of 10% of West Siberian Resources, as well as mayor investments in development and exploration.

Reserves: Bolivian adjustment and increase in the rest of the world

With respect to the booking of the company reserves, the close of 2006 fiscal year have two noteworthy relevant issues:

1.- Change in accountability and adjustment in Bolivia

In Bolivia, in prevision of a possible deconsolidation of the affiliate Andina and the coming into force of the new contracts signed with the government —implying a change in the methodology used to book reserves— Repsol YPF has decided to make a technical adjustment of 467 million barrels.

It is important to note that, regardless of the effect on the reserves of the new contracts, their application will improve the economic conditions of the exploration activity of Repsol YPF in the country. The adjustment made also responds to anticipation, prudence and transparency criteria which guide the company’s performance, given that the new contracts have not yet entered into force.

3

Press Release

2.- Incorporation of new reserves in rest of the world

With the exception of Bolivia, Repsol YPF’s reserves in the rest of the countries experienced a positive evolution due to the development of new projects, recuperating reserves of current projects, and the success in exploration registered in countries considered strategic.

During 2006, Repsol registered net reserves for new 155 million boe. This increase is fundamentally due to new developed upstream projects in Peru (90 million), new deep water fields acquired in US Gulf of Mexico, and exploration success in Libya and other North African countries.

Refining and marketing: sales grow 1.4%

Operating income in the refining and marketing area reached 1.855 billion euros in 2006 vs. 2,683 million euros in the previous year, which represents a decrease of 30.9%. This lower result is due mainly to minor refining margins; drop in the commercial margin in Argentina due to the impossibility of transfering higher production prices to retail prices; and the negative patrimony effect in the stocks of 138 million euros. In Spain, margins were higher than those of the last year.

Total sales of petroleum products reached 58.7 million tons, noting a 1.4% increase. In Spain, the sales level of clear products to own marketing was 1.1% higher than 2005, while Argentina noted an increase of 10%.

Total sales of LPG increased 11.4% with respect to 2005. In Latin-America they were 8.7% higher than 2005, as well as the margins, due to the improvement registered in all countries except Argentina.

Investments in 2006 in the area of refining and marketing were 966 million euros, noting those destined to operating improvements, product quality, environment and security, as well as reformation and improvement of the service stations network.

Chemicals: results grow 14.6%

In Chemicals, operating income in 2006 was 353 million euros, a 14.6% increase with respect to 2005. This increase is due to higher sales and international margins.

Total sales of petrochemical products reached 4.778 million tons, a 2.9% increase with respect to 2005.

4

Press Release

The investments in 2006 reached 222 million euros, 30.6% superior to 2005. Noteworthy are the investment in the OP/SM plant in Tarragona, which will increase the capacity by 33%, and the expansion of the craker and high density plant of the Sines complex in Portugal. These investments represent a very competitive opportunity to continue with the development of these businesses and to improve its global returns.

Gas and electricity: results increase 20.6%

Gas & Electricity operating income in 2006 were 469 million euros versus the 389 million euros for the same period of 2005, registering an increase of 20.6%. This increase in the result of the operations is due to the positive evolution of Gas Natural SDG’s results, as well as the growth in the electricity activity in Spain, international activity and the continued recuperation of the commercialization activity of natural gas in Spain.

Investments in gas and electricity during 2006 were 328 million euros, inferior to those in 2005, mainly as a consequence of the acquisition in 2005 of Dersa, wind generation company.

5

Press Release

REPSOL YPF SUMMARISED INCOME STATEMENT

(Million euro)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	January – December		Variation %
	2005	2006
EBITDA	9,139	9,053	(0.9)
Income from continuous operations before financial expenses	6,161	5,911	(4.1)
Financial expenses	(722)	(482)	(33.2)
Income from discontinued operations before tax	—		—
Income before tax and income from associates	5,439	5,429	(0.2)
Income tax	(2,332)	(2,220)	(4.8)
Share in income from companies carried by the equity method	117	139	18.8
Income for the period	3,224	3,348	3.8
Income attributable to minority interests	104	224	115.3

NET INCOME	3,120	3,124	0.1

BREAKDOWN OF REPSOL YPF INCOME FROM CONTINUOUS OPERATIONS

BEFORE FINANCIAL EXPENSES, BY ACTIVITIES

(Million euro)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	January – December		Variation %
	2005	2006
Exploration & production	3,246	3,286	1.2
Refining & marketing	2,683	1,855	(30.9)
Chemicals	308	353	14.6
Gas & power	389	469	20.6
Corporate & others	(465)	(52)	(88.8)

TOTAL	6,161	5,911	(4.1)

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REPSOL YPF OPERATING HIGHLIGHTS

	January – December		Variation %
	2005	2006
Oil and gas production (Thousand boepd)	1,166	1,128	(3.2)
Sales of oil products (Thousand tons)	57,940	58,732	1.4
Sales of petrochemical products (Thousand tons)	4,644	4,778	2.9
LPG sales (Thousand tons)	3,343	3,725	11.4

REPSOL YPF COMPARATIVE BALANCE SHEET

(Million euro)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	December 2005	December 2006
Goodwill	3,773	3,422
Other intangible assets	1,003	1,156
Property, plant & equipment	23,304	23,475
Long term financial instruments	1,149	1,170
Other non-current assets	1,050	903
Deferred tax assets	1,197	913
Assets held for sale	1	249
Current assets	11,157	11,069
Temporary cash investments and cash on hand and in banks	3,148	2,844

TOTAL ASSETS	45,782	45,201

Total equity	16,790	18,042
Long term provisions	3,068	2,957
Deferred tax liabilities	3,380	2,707
Subsidies and deferred revenues	200	224
Preferred shares	3,485	3,445
Non-current financial debt	6,236	7,038
Financial lease liabilities	590	561
Other non-current debt	914	449
Current financial debt	2,701	1,556
Other current liabilities	8,418	8,222

TOTAL EQUITY AND LIABILITIES	45,782	45,201

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ANNEX: RELEVANT ISSUES 2006

WITH THE INCORPORATION OF THE GULF OF MEXICO

REPSOL YPF EXPANDS ITS STRATEGIC DEVELOPMENT AREAS

•	The entrance of Sacyr Vallerhermoso strengthens its nucleus of stable shareholders.

•	The new core areas, Gulf of Mexico, North Africa, Caribbean and Russia, will allow the growth of strategic business.

•	New projects such as Canaport, Peru LNG, Persian LNG consolidate the LNG position.

•	European leader in the production of bio ethanol: betting on bio combustibles.

•	The most transparent oil company, based on the Dow Jones Sustainability index.

RELEVANT ISSUES FOR THE SHAREHOLDERS

In the relevant issues for the shareholders for 2006 mention must be made of Sacyr Vallerhermoso’s participation in 20% of Repsol YPF’s share capital, strengthening the company’s nucleus of stable shareholders and guaranteeing the continuance of its independent industrial project.

This stock purchase operation marks the strategy of a stable and permanent participation, with total support for Repsol YPF’s management, as manifested in the public note filed with the CNMV by Sacyr Vallehermoso.

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Participation of Sacyr Vallehermoso

On October 16, 2006, Sacyr Vallehermoso, S.A. communicated to the CNMV, the acquisition of 9.23624% of Repsol YPF through a direct investment by Sacyr Vallerhermoso Participaciones Mobiliarias, SL (owned 100% by SyV) for 5.00465% and with agreements signed by financial entities of 4.23158%. In adition, on October 26, Sacyr Vallehermoso comunicated that its participation in Repsol YPF ascended into 9.94%, as well as its intention to reach 20%. Subsequently, on 15 November, it informed CNMV that its participation has surpassed 15% of the company’s share capital.

On December 28, Sacyr Vallehermoso informed the CNMV that its participation in Repsol YPF reached 20.01% of its share capital.

New appointments to the Board of Directors

On November 29, 2006, Repsol YPF’s Board of Directors approved, with a favourable report from the Nomination and Compensation Committee, the appointment of Luis del Rivero Asensio y Juan Abelló Gallo as new board members (classified as institutional outside Directors) proposed by the new shareholder Sacyr Vallehermoso S.A.. These appointments corresponded with the vacancies left on the Board by the resignations of Gonzalo Anes Álvarez-Castrillón and Marcelino Oreja Aguirre

In 2007, Repsol YPF’s Board of Directors appointed at their meeting on January 31, with a favourable report from the Nomination and Compensation Committee, José Manuel Loureda Mantiñan and Manuel Raventós Negra, as new Board members, classified as institutional outside Directors, proposed by Sacyr Vallehermoso, S.A. and “La Caixa”, respectively. These appointments correspond to the vacancies on the Board as a result of the resignations presented by Board Members Ignacio Bayón Mariné and Ricardo Fornesa Ribó.

Results of the independent revision of the reduction of reserves

On June 15, 2006, the Audit and Control Committee informed on the results of the independent review carried out with the collaboration of King & Spalding LLP, on the reduction of reserves communicated on January 26, 2006. The report concludes that the revision of the reserves conformed to the recommendations of the company’s external reserve auditors. The decision was motivated, in part, by the incorporation of a formal process to evaluate technical and commercialization. In addition, legislative changes in Bolivia also played a part in said reduction. King & Spalding did not find any reason to doubt the adequacy of the 2005 revision process and the corresponding reduction of reserves.

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RELEVANT ISSUES OF THE BUSINESS

Repsol YPF developed during 2006 a policy of geographical diversification increasing its activity in OCDE areas, which will contribute to balance the company assets and develop new core business areas such as United States, Russia, North Africa and the Caribbean.

As part of its growth strategy in upstream for the medium and long term, Repsol YPF has placed its bets on the participation in integrated liquid natural gas projects which include exploration and production of natural gas, construction of liquefaction and regasification plants and the commercialization of LNG.

In downstream, Repsol YPF continues its advancement in the integration of its refining businesses (in which the company is a global reference), marketing and chemical, which generates synergies and protects the business during the economic cycles.

Deep water acquisitions in US Gulf of Mexico

In July 2006, Repsol YPF acquired 28% of the Shenzi field for 1.727 billion euros, one of the largest oil fields in the US Gulf of Mexico —a deep water area considered as one of the most profitable in the global oil sector—. This field has proved plus probable reserves estimated in the initial development phase between 350 and 400 million barrels.

In November, the consortium formed by Repsol YPF (28%), BHP Billiton (44%) and Hess Corporation (28%) acquired the Genghis Khan oil field from Anadarko Petroleum Corporation. The total cost of the operation exceeded 1.350 billion dollars and Repsol YPF’s net investment was 378 million dollars.

The Genghis Khan field has two drilled wells with estimated reserves of around 110 million barrels. The importance of the Genghis Khan acquisition resides in that it is an extension of the Shenzi field, so that the development of both fields will generate important synergies for the company. With this investment, Repsol YPF consolidates this geographical area as one of its strategic growth areas for upstream, together with North Africa (Libya and Algeria) and Trinidad & Tobago.

Agreements for projects in Russia

In February 2006, Repsol YPF signed a strategic agreement with West Siberian Resources (WSR) and acquired 10% of this company. This agreement will allow Repsol YPF to actively participate in the development of projects of exploration and production of hydrocarbons in Russia, where West Siberian owns exploration assets of high interest.

In October, Repsol YPF and Gazprom, signed a memorandum of understanding to study the possible development of joint projects in the oil and gas business in Europe, Latin America and Africa, as well as liquefied natural gas projects (LNG) in the Russian

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Federation, such as the Baltic LNG Project. Recently, Gazprom received from the Russian government exclusive rights to export gas from this country. For Repsol YPF, development of integrated gas projects is a strategic priority, reinforcing the upstream business and marking the geographical diversification policy set by the company.

North Africa: Exploration success in Algeria and Lybia

In Libya, where Repsol YPF is the first operator behind the National Oil Company of Libya (NOC), the company realized a new discovery well of light crude in the Murzuq basin, with initial preliminary production in test of 2,300 barrels of oil equivalent per day (boepd).

In January 2007, Repsol YPF with a 35% participation in association with Woodside Energy (a Woodside Petroleum affiliate), realized a new gas discovery en block NC210, in the Murzuq basin. Initial production tests confirmed the presence of a gas column with an approximate flow of 1,000 barrels of oil equivalent per day (boepd).

Libya is one of the key countries in the growth strategy for the upstream of the company.

In April, Repsol YPF announced the success of two gas probes in the Reggane basin of the Algerian Sahara desert, in Algeria. The first probe foresees a daily production of 636,000 m3 and the second, which represents a new discovery, foresees preliminary production of 100,000 m3/day. Repsol YPF, with a 33.75% stake, is the consortium operator, comprised also of the Algerian National company, Sonatrach (25%), RWE Dea (22.5%) and Edison (18.75%).

In May 2006, another new gas discovery was announced in Algeria, the KL-2 well, in the Reggane Nord region, that produced an estimation of a gas flow of 763,000 m3/day at a depth of 3,983 meters and 483,000 m3/day at a depth of 2,360 meters.

Third largest petroleum producer in Brazil

In April, Repsol YPF and Petrobras initiated the production of the largest floating platform in the Albacora Leste Field, Brazil, converting the Spanish company in the third largest petroleum producer in the country. The Albacora-Leste P-50 platform, in which Repsol YPF holds a 10% stake, is anchored in waters which are 1,240 meters deep and located 120 km from the coast and it is one of the most modern an complex drilling units in the world.

Investment plan in Argentina

On June 23, Repsol YPF presented a plan which foresees a total investment for Argentina of 6.000 billion dollars (4.770 billion euros) for 2007-2009, of which 4.600 billion

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dollars (3.658 billion euros) are destined for Exploration and Production and 1,400 (1.113 billion euros) to Refining, Marketing and Chemicals. This plan contains, amongst other specific programs, off-shore exploration activities in the deep waters in association with ENARSA.

Bolivia

On October 29, Repsol YPF signed with the Bolivian Government the new operating contracts which will regulate its activity in that country, within the new legal framework established by the Bolivian authorities in virtue of the new Hydrocarbon law and the Nationalization Decree promulgated May 1st. Repsol YPF considers that these new contracts guarantee the returns of the investments realized up till now in Bolivia, as well as in the future.

Agreement in Algeria for Gassi Touil project

Repsol YPF, Gas Natural and Sonatrach signed, in March 2006, an agreement for the incorporation of the “Sociedad de Licuefacción” (SDL), which will build and operate the natural gas liquefaction plant that forms part of Gassi Touil, the most important project in that country realized by an international consortium. This project contemplates the exploration, production, liquefaction and commercialization of a hydrocarbon block of reserves in the area of Gassi Touil, Rhourde Nouss y Hamra, to the east of Algeria.

Caribbean

In Trinidad & Tobago, Repsol YPF is the third largest private producer of liquefied natural gas and is in a privileged position through its participation in the 4 trains of the Atlantic LNG plant. Trinidad & Tobago is of great importance given its strategic location for the distribution of gas to the Atlantic seaboard (United States and Europe) in favourable conditions.

Canaport: construction of an LNG regasification plant in Canada

In May 2006 the construction of one of the largest regasification plant of liquefied natural gas in North America was initiated in Canada, with projected operational status in the fourth quarter of 2008. The plant will have the initial capacity of 1.000 billion standard cubic feet per day (10,000 million m3 annually), equivalent to 20% of the north-eastern United States market. The maximum plant capacity will be 1,200 standard cubic feet per day and will be expandable to 2,000 million standard cubic feet per day. In parallel, Repsol YPF signed the contract for the construction of a gas pipeline from Saint John, New Brunswick, which will provide natural gas to the most important markets in the US, such as Boston and New York.

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LNG Project in Nigeria

In April 2006, Repsol YPF and Gas Natural signed a framework agreement with the Nigerian Government for the future development of an LNG project, establishing the conditions for the eventual construction of a natural gas liquefaction plant and the acquisition and development of gas reserves in order to feed the plant. The plant’s initial capacity will be 7 million tons of natural gas / year.

Agreement with Gas Natural to transport LNG

On March 8, 2006, Repsol YPF and Gas Natural signed a Time Charter agreement with Knutsen for an LNG tanker with 138,000 m3 capacity, that both companies will assign to liquid natural gas transport starting in 2009.

Beginning of the Peru LNG project

January was the start date for the Peru LNG Project of the construction of a natural gas liquefaction plant in Pampa Melchorita. Repsol YPF holds a 20% stake in this project, that will be operating in 2009. Initial production is set at 4 million tons of liquid natural gas, per year and will be commercialized in the eastern seaboard of the United States and Mexico. The gas to feed the plant will be produced in the Camisea basin, in which Repsol YPF holds a 10% stake.

Persian LNG Project

The Persian LNG Project in Iran, that is being developed with Shell and the Iranian State Oil Company (NIOC), would encompass two liquefaction trains with a capacity of 8.1 million tons per year, to be fed by the South Pars gas field. The Final investment decision will be made in 2008.

Investment of more than 600 million euros in Portugal

In July, Antonio Brufau presented in Lisbon the Sines (Portugal) plant expansion project to be developed from 2006 to 2010, with a projected capital investment of more than 600 million euros.

This project contemplates the construction of three new plants in the complex: an energy plant and two new plastics facilities (linear polyethylene and polypropylene) and the increase in more that 40% in the current Cracker production, which will reach 570,000 tons per year. With this increase the complex will duplicate current production and will reach annual olefin output of approximately a million tons per year with similar production results of polyolefin.

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This investment will achieve the integration of the whole Sines complex for consumption of raw material (ethylene & propylene), cost optimization, complementation of product range and the increase of production with enhanced value added. As a result of this, Sines will increase its efficiency and transform itself into one of the most technologically advanced petrochemical installations in Europe.

Leaders in Bio Combustible development

In March 2006, Repsol YPF and ACCIONA signed a framework agreement for the development and construction in Spain of biodiesel plants, with capacity to produce more than a million tons of biodiesel a year, utilizing raw materials such as vegetable oils. The agreement estimates an initial capital investment of 300 million euros, making it one of the largest global biodiesel projects signed.

On April 24th, the Ministry of Industry, Tourism and Commerce, through the CDTI (Centro para el Desarrollo Tecnológico Industrial) awarded a capital subsidy of more than 22 million euros to a consortium of companies headed by Repsol YPF, for the research and development of a biodiesel project. The project, CENIT Biodiesel, will develop technology which will contribute to the reduction of hothouse gases, which cause climate changes, in addition to the diversification of energy sources to reduce the current dependency of oil products.

Client Fidelity

On December 27, 2006, Repsol YPF sold to the Mutua Madrileña its stake of 50.1% in Autoclub Repsol, leader in Spain in Automobile services. This operation, carried out three years after the creation of the Club, has permitted the consolidation of the fidelity of more than 2 million clients for the gas stations of Repsol, Campsa and Petronor.

In virtue of this agreement, Repsol YPF takes control of 100% of the company Euro 24, which forms part of its strategic nucleus of assistance and service to the professional transport sector.

OTHER RELEVANT ISSUES

Transparency is one of the main objectives of the corporate social responsibility policy of Repsol YPF, and in 2006 the company attained important recognition in this area.

The most transparent oil company

Repsol YPF has been classified as the most transparent global oil company among those major international companies that form part of the Dow Jones Sustainability World and Dow Jones STOXX Sustainability indexes, in which Repsol YPF has been

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incorporated after a thorough process of evaluation in which economic, environmental and social performance of the companies forming part of Dow Jones World and Dow Jones STOXX was analyzed.

Best in Class: one of the best in its strategic policy for climate change

Repsol YPF has been included in the Climate Leadership Index and acknowledged as one of the best in its sector (“Best in Class”) due to its strategy and policy of transparency regarding climate change. This index comprises the 50 best companies of the 500 included in the Financial Times Index for its climate change policy.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: February 27, 2007	By:	/s/ Fernando Ramírez
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer